EXHIBIT 99.1

Equinor ASA: Buy-back of shares to share programmes for employees

Equinor ASA (OSE: EQNR, NYSE: EQNR) has on 7 February 2024 engaged a third party to conduct repurchases of the company’s shares to be used in the share-based incentive plans for employees and management for the period from 15 February 2024 until 15 January 2025.

Acquisition of shares under the buy-back programme from 15 February 2024 to 15 May 2024 is based upon the authorization from the annual general meeting on 10 May 2023, registered in the Norwegian register for business enterprises. According to the authorization, the maximum number of shares to be purchased in the market is 11,000,000, the minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. Share buy-back after 15 May 2024 is subject to a new authorization from the annual general meeting in 2024.

The buy-back programme is time-scheduled, and the share purchases shall take place on specific dates in the period from 15 February 2024 until 15 January 2025 with a determined purchase amount on each date, as set out in the buy-back programme.

The total purchase amount under the share buy-back programme is NOK 1,156,000,000. The maximum number of shares to be acquired is 16,800,000 shares, of which up to 7,400 000 shares can be acquired in the period from 15 February 2024 to 15 May 2024, and up to 9,400,000 shares can be acquired in the period from 16 May 2024 to 15 January 2025.

The shares shall be used to meet obligations towards employees who participate in the company’s share-based incentive plans.

Shares will be purchased on the Oslo Stock Exchange. The share buy-back programme is conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.